

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Maria Echevarria
Chief Financial Officer
Gaucho Group Holdings, Inc.
112 NE 41st Street, Suite 106
Miami, FL 33137

      Re: Gaucho Group Holdings, Inc.
          Form 10-K for the year ended December 31, 2021
          File No. 001-40075

Dear Maria Echevarria:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction